Exhibit 99.1

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Court Meeting of Shareholders
August 8, 2024

FINAL REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the Court Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on August 8, 2024, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at the offices of the Company’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom, pursuant to notice duly given (the “Notice”).

3)
As of August 6, 2024, the record date for the determination of shareholders entitled to attend the Meeting, there were 116,159,054 Scheme Shares (as defined in the Notice), each Scheme Share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 86,493,872 Scheme Shares voted.

5)	The undersigned canvassed the votes of the Scheme Shareholders (as defined in the Notice) cast by ballot or proxy on the matters presented at the Meeting.

6)
At the Meeting, the vote to approve (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the Companies Act 2006 between the Company and Scheme Shareholders, was as follows:

FOR	AGAINST

83,919,640	2,574,232

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand on this 8th day of August, 2024.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Court Meeting of Shareholders
August 8, 2024

FINAL NUMEROSITY REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the Court Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on August 8, 2024, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at the offices of the Company’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom, pursuant to notice duly given (the “Notice”).

3)	As of August 6, 2024, the record date for the determination of shareholders entitled to attend the Meeting, there were 12 registered Scheme Shareholders (as defined in the Notice).

4)	At the Meeting, nine (9) registered Scheme Shareholders voted.

5)	The undersigned canvassed the votes of the Scheme Shareholders (as defined in the Notice) cast by ballot or proxy on the matters presented at the Meeting.

6)
At the Meeting, the vote to approve (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the Companies Act 2006 between the Company and Scheme Shareholders, was as follows:

FOR	AGAINST

9	0*

* One registered Scheme Shareholder voted a majority of Scheme Shares FOR (7,405,269 Scheme Shares) and some Scheme Shares AGAINST (2,574,232 Scheme Shares). For the purposes of this Final Report, such Scheme Shareholder is counted as voting FOR the Scheme.

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand on this 8th day of August, 2024.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo